ACCESSOR FUNDS, INC.
                            ACCESSOR ALLOCATION FUNDS
                       SECOND EXPENSE GUARANTEE AGREEMENT

         SECOND EXPENSE GUARANTEE AGREEMENT ("Agreement") made this 22nd day of December, 2003 between Accessor Funds, Inc., ("Accessor Funds") and ACCESSOR CAPITAL MANAGEMENT LP ("ACM"), the investment adviser to the Funds.

         WHEREAS Accessor Funds offers interests in fifteen separate series, nine of which represent a portfolio of securities with specific investment objectives and policies (the "Underlying Funds") and six series referred to as the Accessor Allocation Funds (the "Allocation Funds"), each of which invest in mixes of shares of the Underlying Funds and operate as a so-called "fund of funds";

         WHEREAS Accessor Funds received an order of exemption ("Order") to permit the Underlying Funds to bear the normal and ordinary expenses of operating ("Operating Expenses") the Allocation Funds, the conditions of which limit the ability of the Underlying Funds to bear all of the Allocation Funds' Operating Expenses;

         WHEREAS Accessor Funds and ACM entered into an Expense Guarantee Agreement on December 22, 2000 for a three year period, which Agreement terminated on December 21, 2003; and

         WHEREAS ACM is willing to enter into a Second Expense Guarantee Agreement under the following conditions;

         NOW THEREFORE, Accessor Funds and ACM agree as follows:

     1. Each Allocation Fund will pay (i) the 10 basis points management fee to ACM; (ii) up to 10 basis points of Operating Expenses and (iii) if applicable, the distribution and service fees as set forth in the applicable prospectus pursuant to the Distribution Plan.

     2. For the Allocation Funds' fiscal years ended December 31, 2004, 2005 and 2006, ACM agrees to pay all of the Operating Expenses of the Allocation Funds to the extent the Allocation Funds do not pay for the Operating Expenses or the Underlying Funds do not pay the expenses of the Allocation Funds pursuant to the terms and conditions of the Order.

     3. Operating Expenses shall include all customary normal and ordinary expenses of operating the Allocation Funds, but shall not include non-recurring, extraordinary expenses such as the fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Allocation Funds may incur directly, or may incur as a result of their legal obligation to provide indemnification to their officers, directors and agents; the fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest penalties or additions to tax, incurred, for example, as a result of the Allocation Funds' failure to distribute all of their earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings.




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ACCESSOR FUNDS, INC.



By___________________________________
         Christine J. Stansbery
         Secretary



ACCESSOR CAPITAL MANAGEMENT LP
By:      Accessor Capital Corporation
         Its Managing General Partner



By____________________________________
         J. Anthony Whatley III
         President